Exhibit 3.1

Certificate of Amendment

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Matinas BioPharma Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Matinas BioPharma Holdings, Inc. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on May 21, 2013, which was amended by a certificate of amendment filed with the Secretary of State of the State of Delaware on October 29, 2015 (as so amended, the “Certificate of Incorporation”).

2. The Certificate of Incorporation of the Corporation is hereby amended to delete the first paragraph under Section A of Article V of the Certificate of Incorporation, and replace such paragraph with the following:

“The total number of shares of capital stock which the Corporation shall have authority to issue is Two Hundred Sixty Million (260,000,000), of which (i) Two Hundred and Fifty Million (250,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Ten Million Shares (10,000,000) shares shall be a class designated as preferred stock, par value $0.0001 per share (the “Preferred Stock”). Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Certificate of Incorporation, each fifty (50) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the Corporation or respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead issue to the holder of such fractional share such additional fraction of a share of Common Stock as is necessary to increase such fractional share to a full share of Common Stock, such that no fractional shares result from the Reverse Split.”

3. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4. This Certificate of Amendment and the amendment to the Certificate of Incorporation effected hereby shall be effective at 5:00 P.M. (EST) on August 30, 2024.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 30th day of August, 2024.

/s/ Jerome D. Jabbour
Jerome D. Jabbour